Scott & Stringfellow, LLC

909 East Main Street, 7th Floor

Richmond, Virginia 23219

November 24, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Monarch Financial Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-162473

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Scott & Stringfellow, LLC (“Scott & Stringfellow”), as underwriter of the offering described in the above-referenced Registration Statement, hereby joins Monarch Financial Holdings, Inc. in requesting that the Registration Statement be declared effective today, November 24, 2009, or as soon thereafter as practicable.

Scott & Stringfellow hereby confirms that it is aware of its responsibilities under the 1933 Act as they relate to the proposed public offering of the securities specified in the Registration Statement, as well as its compliance with Rule 460 under the 1933 Act in connection with the distribution of Preliminary Prospectuses and with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Scott & Stringfellow hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; and (ii) it may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SCOTT & STRINGFELLOW, LLC

By:	/s/ G. Jacob Savage, III
G. Jacob Savage, III
Senior Managing Director